UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42900

Elemental Royalty Corporation
(Translation of registrant's name into English)

10001 W. Titan Road
Littleton, Colorado, United States of America 80125
Phone: +1 (303) 973-8585
(Address and Telephone Number of Registrant's Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	News Release dated August 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elemental Royalty Corporation
(Registrant)

Date: August 11, 2026	By:	/s/ Rocio Echegaray
Rocio Echegaray
	Title:	Corporate Secretary